Richard J. Freer, Ph. D.

Chairman, COO and Co-Founder

September 14, 2009

By EDGAR

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Commonwealth Biotechnologies, Inc.
Revised Preliminary Proxy Statement on Form PRERI4A
Filed September 1, 2009
File No: 001-13467

Dear Mr. Riedler:

On behalf of Commonwealth Biotechnologies, Inc. (“CBI”) and in response to the comments set forth in your letter dated September 10, 2009, we are writing to supply additional information and clarify the disclosure made in the captioned Preliminary Proxy Statement on Form PRER14A (the “Proxy Statement”).

Revised Preliminary Proxy Statement

1.	We note that you have included a proposal in your revised proxy statement in relation to the sale of CBI Services and Fairfax Identity Laboratories to Bostwick Laboratories, Inc. As this transaction appears to involve the sale of a substantial part of the Company’s assets, please revise your proxy statement to provide all disclosure required under Item 14 of Schedule 14A in relation to this transaction, including historical and pro forma financial statements. Please see Question 6 to the Telephone Interpretations, Third Supplement July 2001.

CBI acknowledges the comment and has revised the disclosure in the Proxy Statement in relation to Proposal 4, beginning at page 32 to include all disclosure required under Item 14 of Schedule 14A, including historical and pro forma financial statements.

2.	We also note that as part of your asset sale to Bostwick Laboratories, Inc., Bostwick will offer employment to your President and Executive Vice President. Please revise your proxy statement to describe any conflicts of interest that may exist in relation to the approval of the transaction. Please include the disclosure required under Item 5 of Schedule 14A.

CBI acknowledges the comment and has revised the Proxy Statement at page 35 to indicate that Robert B. Harris and Thomas R. Reynolds both have conflicts of interest in relation to the Asset Sale. CBI has provided the following disclosure describing the conflicts of interest that Dr. Harris and Mr. Reynolds have in relation to the Asset Sale:

As described above, Robert B. Harris, President of the Company and Thomas R. Reynolds, Executive Vice President Science and Technology, will be offered employment by Bostwick following completion of the Asset Sale. As such, Dr. Harris and Mr. Reynolds may have a conflict of interest or an appearance of conflict in that their future employment with Bostwick is contingent upon the approval of the Asset Sale. Dr. Harris’ and Mr. Reynolds’ interest in obtaining and maintaining future employment with Bostwick may conflict with their obligation to act in the best interests of the Company.

As officers of the Company, Dr. Harris and Mr. Reynolds owe certain fiduciary duties to the Company. The Company expects Dr. Harris and Mr. Reynolds will honor these duties; however, such duties could conflict (or have the appearance of a conflict) with their personal interests in such future employment. Additionally, Dr. Harris and Mr. Reynolds are shareholders in the Company and thus have the ability to vote their shares in favor of the Asset Sale. However, Dr. Harris and Mr. Reynolds are not directors of the Company and have had no influence over the Board of Directors’ decision to recommend the approval of the Asset Sale.

Both Dr. Harris and Mr. Reynolds have employment agreements with the Company that provide them with certain termination benefits should their employment be terminated without cause. Their termination following completion of the Asset Sale would be considered termination without cause. The Company is seeking waivers from Dr. Harris and Mr. Reynolds of their termination benefits; however, the Company has not received such waivers. As such a conflict of interest is present in that Dr. Harris and Mr. Reynolds have the ability to affect the completion of the Asset Sale by refusing to waive their termination benefits.

Should the shareholders of the Company fail to approve the Asset Sale, there could be the appearance of a conflict of interest in that Dr. Harris and Mr. Reynolds may still be interested in obtaining employment with Bostwick. However, the Company is protected by non-competition/solicitation provisions in the employment agreements of both Dr. Harris and Mr. Reynolds that would prevent them from seeking employment with Bostwick should the shareholders fail to approve the Asset Sale.

3.	We note your disclosure in the Form 8-K filed September 4, 2009, that you have entered into a definitive agreement with GL Group to acquire all of the outstanding shares of GL Biochem (Shanghai) Ltd, GL Biochem (Danyang) Ltd, GL Peptide (Binhai) Ltd, and 86% of the shares of GL Peptide (Shanghai) Ltd. We also note your disclosure that a definitive agreement for the sale of CBI Services and FIL divisions to Bostwick Laboratories was a key condition precedent to your definitive agreement with GL Group. Note A to Schedule 14A requires that you provide all information that would be required if shareholders were voting on the acquisition of GL Group unless the shareholders will have an opportunity to vote on the acquisition in the future. Please revise your filing to provide all required information relating to this transaction. Alternatively, if shareholders will have an opportunity to vote on the transaction, revise your filing to provide a summary of the acquisition and indicate that the shareholders will have an opportunity to vote on the transaction.

CBI acknowledges the comment and has revised the Proxy Statement at page 35 to provide a summary of the definitive agreement to acquire the outstanding shares of the GL Group and to indicate that the GL Group transaction is still subject to shareholder approval and the shareholders will have the opportunity in the future to vote on the approval of the GL Group transaction. The revised disclosure at page 35 regarding the GL Group Transaction states:

Additionally, the completion of the Asset Sale is a condition precedent to a proposed Share Exchange Agreement (the “GL Agreement”) between the Company and GL Biochem (Shanghai) Ltd. (“GL”), pursuant to which the Company would acquire all of the outstanding shares of GL, GL Biochem (Danyang) Ltd, GL Peptide (Binhai) Ltd. and 86% of the outstanding shares of GL Peptide (Shanghai) Ltd (collectively, the “GL Group”) in return for 68-80% of the shares of CBI on a fully-diluted basis, depending on the GL Group’s 2008 audited after tax profits. The Company has signed the GL Agreement subject to the approval of the Company’s shareholders. If the Asset Sale is approved, then the Company will call a special shareholder meeting to approve the GL Agreement, which is described in greater detail below. Please note that you are not being asked to approve the GL Agreement at this time.

The GL Group is the largest global supplier of research-grade peptide products and peptide reagents. Key terms of the GL Agreement provide that upon the closing of the GL Agreement, the Board of Directors shall consist of seven members five of whom shall be appointed by the current Board of Directors of GL and two of whom shall be appointed by the current Board of Directors of the Company. All current officers of the Company shall also resign from their officer positions with the Company and Hongyan Xu shall be appointed as the President, Chief Executive Officer and Secretary of the Company. Lastly, the GL Agreement includes a provision that provides GL with the option, subject to CBI shareholder approval, to purchase the Company’s subsidiary Mimotopes Pty, Ltd in the event that the GL Agreement is terminated for any reason.

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CBI also acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) CBI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your assistance in reviewing this response. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

Richard J. Freer, Ph.D.

cc:	Bradley A. Haneberg, Esq.
Anthony W. Basch, Esq.
Zachary B. Ring, Esq.